Exhibit 10.18

March 29, 2006

Mr. Dan S. Woodward

RE:	Offer of Employment from BakBone Software, Inc.

Dear Dan:

On behalf of BakBone Software, Inc. (“BakBone”), we would like to extend an offer of employment (“Agreement”) to you for the position of Director of World-wide Information Systems and Support, currently reporting to Lonnie Wills, Chief Information Officer. Your employment responsibilities will initially include those listed on Attachment A to this Agreement. Your employment commencement date will be April 1, 2006.

Compensation and Benefits

Your salary will be $6,666.66 per pay period, that is, $160,000 annualized subject to applicable withholdings and deductions, and payable as earned in accordance with BakBone’s normal payroll policies (the 15th and last working day of the month). In addition, you will be eligible to achieve a bonus in the amount of $15,000.00, subject to applicable withholdings and deductions. Such bonus will be based on a combination of financial objectives and will be made available to you for Fiscal Year 2007 once formalized,

Further, you will be entitled to earn up to 120 hours paid time off (“PTO”), as defined in BakBone’s revised Paid Time Off policy dated April 1, 2006, during your initial period of employment.

You will be entitled to participate in our employee health and dental benefits programs. Your coverage will begin on April 1, 2006, your first day of employment. Additionally, BakBone will carry a $100,000.00 life insurance policy on you under which you will name the beneficiary(ies). Details of all benefit plans including 401K, Flex Spending and 529 will be provided to you upon commencement of your employment.

Stock Option Grant

Promptly after BakBone is permitted to grant stock options for its common stock, BakBone’s CEO will recommend to the Compensation Committee of BakBone’s Board of Directors that BakBone issue an option to you to purchase a certain number of shares of BakBone’s common stock at the exercise purchase price established by such committee on the date of approval of such options, subject to full vesting on the first (1st) anniversary date of employment. Such grant will be subject to BakBone’s stock option plan and agreement.

[Termination Provisions

The following provisions shall apply to your employment:

“Cause” shall mean (i) failure to substantially perform your material duties as reasonably directed by BakBone or at a level and in a fashion commensurate with your position, (ii) refusal to comply with any material direction of BakBone’s Chief Executive Officer reporting individual which is reasonable and consistent with your duties and which would not require you to violate any applicable legal requirements or ethical standards, (iii) any material breach by you of your other agreements with BakBone or BakBone’s then current employee policies, (iv) conduct which brings BakBone into any material public disgrace or disrepute; (v) commission of a felony or crime involving moral turpitude or the commission of any other act involving dishonesty, material disloyalty or fraud with respect to BakBone; or (vi) conviction by a court of competent jurisdiction of, or plea of guilty or nolo contendere to any felony.

“Good Reason” shall mean (i) the reduction by BakBone of your base salary; (ii) the failure by BakBone to pay your base salary or any bonus payments, if, as and when due; (iii) the failure of BakBone to provide you any of the perquisites or benefits specified in this Agreement; (iv) any other failure of BakBone to perform under this Agreement, which failure continues uncured for a period of thirty (30) days following BakBone’s receipt of written notice thereof from you; (v) any attempt by BakBone to reduce your position below that of Director of World-Wide Information Systems and Support, reduce your duties below that which are commensurate with the position of Director of World-Wide Information Systems and Support, or assign to you duties which are adversely inconsistent with the position of Director of World-Wide Information Systems and Support ; or (vi) BakBone’s moving your office location more than thirty (30) miles from BakBone’s offices at 9540 Towne Centre Drive, Suite 100, San Diego, CA 92121.

BakBone is entitled to terminate this Agreement for Cause or without Cause at any time with no less than two (2) days notice. If terminated for Cause, BakBone shall only be responsible to pay to you any and all base salary and accrued PTO, less all applicable withholdings and deductions, that has been earned prior to the effective date of termination, and, if applicable, payment in lieu of such notice (“Notice Payment”) of the base salary and accrued PTO amounts entitled to for such two (2) day period.

If employment is terminated without Cause by BakBone and provided that you enter into a settlement and release agreement with BakBone, which agreement shall be negotiated in good faith by both parties, BakBone shall only be responsible to pay to you (a) any and all base salary and accrued PTO, less all applicable withholdings and deductions, that has been earned prior to the effective date of termination, and (b) an amount deemed reasonable by BakBone as severance pay, less all applicable withholdings and deductions.

You are entitled to terminate this Agreement for Good Reason or without Good Reason at any time with no less than two (2) days notice. If employment is terminated for Good Reason by you, and provided that you enter into a settlement and release agreement with BakBone, which agreement shall be negotiated in good faith by both parties, BakBone shall only be responsible to pay to you (a) any and all base salary and accrued PTO, less all applicable withholdings and deductions, that has been earned prior to the effective date of termination, and (b) an amount deemed reasonable by BakBone as severance pay, less all applicable withholdings and deductions.

If employment is terminated without Good Reason by you, BakBone shall only be responsible to pay to you any and all base salary and accrued PTO, less all applicable withholdings and deductions.

Upon any termination of employment, you will also remain entitled to reimbursement of all appropriate expenses incurred during the performance of your employment duties for BakBone.

Arbitration

We each agree that, to the extent permitted by law, all claims or disputes between you and BakBone, or its officers, employees or affiliates, will be resolved by final, binding arbitration, in accordance with the employment dispute resolution rules of American Arbitration Association. This Agreement includes disputes of any nature, including, without limitation, all claims for any alleged unlawful employment practice, discrimination, harassment, termination of employment, or any other disputes which may hereafter advise. The arbitration provision does not apply, however, to actions to obtain injunctive relief with respect to the accompanying

Terms of Employment agreement or to unemployment compensation or worker’s compensation. You will cooperate with BakBone in selecting a neutral arbitrator. The arbitrator shall apply California law without reference to conflicts of law principles. The arbitration shall be held in San Diego, California. You and BakBone will be permitted to conduct discovery as would otherwise be permitted pursuant to the California Code of Civil Procedure. BakBone will pay the administrative costs and arbitrator’s fees associated with the arbitration, provided however, that, unless the arbitrator rules otherwise under the provision below entitled “Attorney’s Fees”, you and BakBone will each bear your own attorneys’ fees and costs associated with the arbitration. The arbitrator may not modify or change this Agreement in any way unless any provision is found to be unenforceable, in which case the arbitrator may sever it. You understand and agree that the arbitrator’s decision shall be in writing with sufficient explanation to allow for such meaningful judicial review as may be permitted by law. Any award issued as a result of such arbitration shall be final and binding and shall be enforceable by any court having jurisdiction over the party against whom enforcement is sought, provided, however, that no action to enforce an arbitration award shall be filed with the court until thirty (30) days has passed after issuance of an award and the award has remained unpaid. You and BakBone acknowledge and understand that by signing this offer letter and by initialing the arbitration provision, each has read and understood the arbitration provision; each agrees to be bound by it; and each is waiving their respective rights to have a dispute between them adjudicated by a court or by a jury.

DW (initials of Employee) CM (initials of BakBone representative)

Attorney’s Fees

In the event any legal action is instituted to construe or enforce this Agreement or any provision hereof, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and expenses.

At-Will Employment

BakBone maintains an employment-at-will relationship with its employees. This means that both you and BakBone retain the right to terminate this employment relationship at any time and for any reason. All compensation and assistance referred to in this letter is subject to your continued employment and satisfactory job performance.

Other Provisions

By accepting this offer of employment you will be required to sign BakBone’s standard corporate personnel acknowledgements, including but not limited to BakBone’s Terms of Employment, Insider Trading Compliance Policy, Code of Business Conduct and Ethics Policy and Employee Resource Manual that are required of all employees and management. This offer of employment is also conditional in all respects to verification, as is acceptable to BakBone, of your authorization to work in the United States. BakBone is an equal opportunity employer and does not discriminate based on any category protected by California or Federal law.

All salary, bonuses, and allowances referred to in this Agreement will be considered normal income and will be subject to applicable state and federal income taxes.

This Agreement constitutes our complete offer package to recognize your responsibilities. Any promises or representations, either oral or written, which are not contained in this letter and the documents referred to herein, are not valid and are not binding on BakBone.

If these terms are agreeable to you, please sign below and return it to Cynthia Mendez, Director of Global Human Resources. When accepted, you may fax this Agreement to (858) 450-6928, but we will still appreciate it if you would also submit the original signed copy to us as well. This offer expires on March 31, 2006 if not signed and returned to BakBone by this expiration date.

We are very happy to make this offer and look forward to working with you. Welcome!

BakBone Software, Inc.

/s/ Cynthia Mendez	this 29th day of March, 2006.
Cynthia Mendez
Director of Global Human Resources

Acknowledged, Agreed and Accepted by:

/s/ Dan Woodward	this 30th day of March, 2006.
Dan S. Woodward